Exhibit 99.1

April 1, 2019

Lithium Americas Announces US$160 Million Project Investment by
Ganfeng Lithium in Caucharí-Olaroz and Parties to Jointly
Evaluate an Increase to 40,000 tpa

HIGHLIGHTS

  US$160 million Project Investment by Ganfeng Lithium in Caucharí-Olaroz. GFL agrees to subscribe for newly issued shares in Minera Exar, the holding company for Caucharí-Olaroz, for consideration of US$160 million.

  Lithium Americas and Ganfeng Lithium to form 50/50 joint venture. Upon closing, LAC and GFL will each own a 50% equity interest in Caucharí-Olaroz, adjusted from the current 62.5% and 37.5% interests, respectively.

  Construction remains on track for first production in H2 2020. Construction activities at Caucharí-Olaroz continue to accelerate as planned with US$60 million advanced to the Project in Q1 2019 and a total of 476 employees and contractors at site.

  Development planning underway for 40,000 tpa lithium carbonate production capacity. LAC and GFL have authorized Minera Exar to undertake a feasibility study on a development plan studying an increase in the initial production capacity from 25,000 tpa to 40,000 tpa of lithium carbonate, as well as certain permitting and development work in advance of an expansion decision.

  Lithium Americas is expected to remain fully-funded to advance Caucharí-Olaroz to production. Following the completion of the Project Investment, LAC expects to remain fully-funded to production under the current 25,000 tpa development plan with US$250 million in undrawn debt facilities ($287.5 million as of December 31, 2018) to fund its 50% share of the aggregate US$425 million in capital costs (on a 100% basis before VAT).

  Updated M&I resource of 17.9 million tonnes of LCE. Caucharí-Olaroz released an updated resource estimate representing a 53% increase in LCE from the previous resource of 11.9 million tonnes of M&I, all at a cut-off of 300 ppm Li. The updated resource estimate also includes an additional 5.1 million tonnes of inferred resources and no change to the reserve estimate.

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC; NYSE: LAC) (“Lithium Americas”, “LAC” or the “Company”) is pleased to announce that it has entered into a definitive transaction agreement whereby Ganfeng Lithium Co., Ltd. (together with its subsidiary entities, “Ganfeng Lithium” or “GFL”) has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz” or the “Project”),for cash consideration of US$160 million (such transaction, the “Project Investment”). As a result of the Project Investment, Ganfeng Lithium will increase its interest in Caucharí-Olaroz from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

“The new US$160 million investment by our partner Ganfeng significantly de-risks Caucharí-Olaroz by providing additional assurances that the Company remains fully-funded for the current 25,000 tpa development plan and supports the evaluation of an increase in initial production capacity to 40,000 tpa of lithium carbonate,” commented Tom Hodgson, CEO, and Jon Evans, President and COO. “We are delighted to have Ganfeng Lithium and Lithium Americas as 50/50 partners in Caucharí-Olaroz and we look forward to building on our long and productive history of working together.”

“Construction activities at Caucharí-Olaroz continue to accelerate as planned and support the targeted start of production in H2 2020,” commented Gabriel Rubacha, President of South America Operations. “Ganfeng Lithium will play a key role in the process definition, engineering and commissioning of the lithium chemical plant leveraging their track record as the world leader in the production of high-quality lithium compounds for electric vehicle and battery customers.”

Project Update

LAC and GFL continue to work with Minera Exar to optimize Caucharí-Olaroz with the goal of producing the highest quality battery grade lithium carbonate for the lowest cost. LAC and GFL have directed Minera Exar to undertake a feasibility study in respect of an increase in the stated production capacity of the Project from 25,000 tpa to an aggregate of 40,000 tpa of lithium carbonate, as well as to advance certain permitting, design and other development planning activities at Caucharí-Olaroz.

LAC and GFL remain committed to ensuring Caucharí-Olaroz is fully funded for the capital costs necessary to complete construction of the current 25,000 tpa development plan. The 25,000 tpa capital cost estimate of US$425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.

The feasibility study work being undertaken is exploring an increase in initial production using current infrastructure under development, including the existing 12 km2 pond design under construction. Based on work completed by Minera Exar to date, the Company anticipates substantial capital cost efficiencies from the increased scale being considered.

Two evaporation ponds have been completed and additional four ponds are under construction. The filling of the first pond with brine commenced in October 2018. A total of seven wells are currently pumping brine to the ponds and three more wells are under construction.

Engineering is continuing and is on track to support the procurement and construction activities. Requests for quotations for most of the long lead equipment were issued and firm proposals are under evaluation. The first plant construction package was awarded and the contractor has been mobilized to perform the work. Procurement is advancing on schedule for equipment related to pond operations.

Minera Exar has increased the size of its team to support operations and construction activities. There are currently more than 200 full-time Minera Exar employees. 476 people are working at the site, including 172 Minera Exar employees and 304 contractors. Current camp capacity at the site allows to accommodate 554 people and additional 128 beds will be added shortly in preparation for plant construction activities.

Resource Update

LAC has completed an updated mineral resource estimate for lithium at Caucharí-Olaroz and has obtained a National Instrument 43-101 technical report in respect of the updated mineral resource estimate (the “Resource Estimate TR”) entitled “Updated Mineral Resource Estimate for the Caucharí-Olaroz Project, Jujuy Province, Argentina ” with an effective date of March 1, 2019. A copy of the Resource Estimate TR is available on SEDAR at www.sedar.com. At a cut-off of 300 parts per million lithium (“ppm Li”), the updated Resource Estimate is as follows:

Updated Mineral Resource Estimate for Lithium at Caucharí-Olaroz
(effective March 1, 2019)

	Average
	Lithium		Lithium
	Grade	Brine	Metal	LCE
Category	(mg/L)	(m3 )	(tonnes)	(tonnes)

Measured	587	1.11E+09	651,100	3,465,700

Indicated	580	4.70E+09	2,726,300	14,511,500

Measured & Indicated	581	5.81E+09	3,377,400	17,977,200

Inferred	602	1.59E+09	957,400	5,096,000

Notes:
(1)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(3)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.
(4)	This Mineral Resource Estimate has an effective date of March 1, 2019.

The mineral resource estimate provided above maintains approximately the same total average lithium concentration of Measured and Indicated mineral resource (585 mg/L vs. 581mg/L) and an increase of 53% for total lithium carbonate equivalent (“LCE”) Measured and Indicated mineral resources (11,752,000 tonnes of LCE vs. 17,977,200 tonnes of LCE). The Resource Estimate TR reflects the expansion of the mineral resource base at Caucharí-Olaroz but otherwise leaves in place the scientific and technical information derived from the Company’s 2017 definitive feasibility study. The authors of the Resource Estimate TR have recommended, among other things, that the Company complete additional work to update the mineral reserve estimate at Caucharí-Olaroz and undertake the feasibility study work in respect of a possible project expansion. The Company anticipates having the results of the ongoing feasibility work in respect of a possible project expansion by the end of 2019.

Transaction Details

Under the terms of the Project Investment, Ganfeng Lithium has agreed to subscribe for approximately 141 million shares of Minera Exar for cash consideration of US$160 million. The Project Investment shall be used by Minera Exar for the purpose of construction and development of Caucharí-Olaroz. As a result of the subscription, the Company and Ganfeng Lithium will each hold a 50% interest in Minera Exar and Caucharí-Olaroz.

Lithium Americas and Ganfeng Lithium have agreed to implement certain amendments to the shareholders agreement governing the joint venture, including to provide equal representation on the Minera Exar board of directors and the Management Committee governing the joint venture.

In addition, on closing of the Project Investment, Minera Exar is expected to repay an US$8 million loan that was previously advanced by the Company in order to provide interim funding used for the construction and development of Caucharí-Olaroz during the closing of the 2018 transactions between Lithium Americas and Ganfeng Lithium.

The Project Investment constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Ganfeng Lithium and its affiliates are significant (16.9%) shareholders of Lithium Americas. Consequently, the Project Investment is subject to the formal valuation and minority approval requirements set forth in MI 61-101.

The Project Investment will require the approval of a simple majority of the votes cast at a special meeting of Lithium Americas shareholders (“LAC Meeting”), excluding Ganfeng Lithium and its affiliates and any other persons required to be excluded in accordance with Multilateral Instrument 61-101 of the Canadian securities regulatory authorities. As a related party transaction, the board of directors of Lithium Americas (the “Board”) constituted a special committee of independent directors (the “Special Committee”) for the purposes of, among other things, considering the Project Investment, reviewing, directing and supervising the process to be carried out by the Company and its professional advisors in assessing and negotiating the Project Investment, and considering and making recommendations to the Board with respect to the Project Investment. The Special Committee is composed of Jean Fraser (Chair), Gary Cohn and George Ireland. In considering the Project Investment, the Special Committee retained Osler, Hoskin and Harcourt LLP as its independent legal counsel and Blair Franklin Capital Partners Inc. (“Blair Franklin”) as its valuator and independent financial advisor.

Blair Franklin has provided a formal valuation in respect of the Project in accordance with MI 61-101. A copy of the formal valuation will be included in the management information circular to be sent to LAC shareholders. In addition, Blair Franklin has provided an opinion to the Special Committee, stating that, in their opinion and subject to the assumptions, limitations and qualifications contained in the fairness opinion, as of the date of the fairness opinion, the consideration paid under the Project Investment is fair, from a financial point of view, to the Company.

After careful consideration and deliberation, the Special Committee determined that the Project Investment is in the best interests of Lithium Americas and is fair to shareholders of the Company (other than Ganfeng Lithium and its affiliates) and unanimously recommended to the Board that the Board approve the Project Investment.

Following receipt of the unanimous recommendation by the Special Committee, the Board (with interested directors having recused themselves) determined that the Project Investment is in the best interests of Lithium Americas and is fair to shareholders of the Company (other than Ganfeng Lithium and its affiliates) and unanimously approved the Project Investment.

In addition to the LAC shareholder approval, closing of the Project Investment is subject to approval of the shareholders of Ganfeng Lithium, to regulatory approvals in China applicable to GFL, and the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to LAC’s senior credit facility

LAC and GFL have agreed to hold their respective shareholder meetings as contemporaneously as reasonably possible.

Further information regarding the Project Investment and other transactions described herein will be contained in a management proxy circular the Lithium Americas will prepare, file and mail to its shareholders in advance of the LAC Meeting. Copies of the transaction agreement and management proxy circular will be available in due course on SEDAR at www.sedar.com.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101. Mr. LeBlanc is the Chief Technical Officer of the Company. Additional information is contained in Lithium Americas’ current technical reports for the Caucharí-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Ganfeng Lithium:

Ganfeng Lithium is one of the largest lithium product makers in China, with a diverse product mix including lithium carbonate, lithium chloride, lithium fluoride, lithium metal, and butyl lithium. Ganfeng Lithium’s business model is mainly procuring lithium minerals, both of spodumene and brine, from upstream suppliers and processing those materials into lithium products. Founded in 2000, Ganfeng Lithium is listed on the Shenzhen Stock Exchange (HK: 1772, SZSE: 002460).

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing Caucharí-Olaroz, under construction in Jujuy, Argentina. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things: the timing and completion of each component of the Project Investment; statements regarding anticipated decision making with respect to Minera Exar; anticipated rates of production at Caucharí-Olaroz; successful development of the Caucharí-Olaroz and Thacker Pass projects, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund, or remain fully funded for, such development, accuracy of estimates of mineral resources, whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, and the expected benefits from the Project Investment and other transactions described herein, including successful closing and timing thereof.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, successful closing of the Project Investment and other transactions described herein, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Caucharí-Olaroz and Thacker Pass projects into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in transactions similar to the Project Investment, successful completion of all conditions precedent thereto, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.